

Mail Stop 7010

May 14, 2007

via U.S. mail and facsimile

John Brian Nichols, Principal Executive Officer
First American Scientific Corp.
100 Park Royal South, Suite 811
Vancouver, British Columbia
Canada V7T 1A2

>   **RE: First American Scientific Corp.**
>   **Form 10- KSB for the Fiscal Year Ended June 30, 2006**
>   **Filed September 28, 2006**
>   **File No. 0-27094**

Dear Mr. Nichols:

We have reviewed your response letter dated April 20, 2007 and have the following additional comments.

Form 10-KSB for the Fiscal Year Ended June 30, 2006

Item 6 – Management's Discussion and Analysis or Plan of Operations, page 17

1. We note your response to prior comment 2 which indicates your "expenses recovered" line item relates to recovered costs of sending technicians out to customers for training and supervision. These costs and subsequent recovery of costs do not appear to be outside the ordinary course of business and therefore do not appear appropriately classified as non-operating income/expenses. In future filings, please ensure that you have appropriately classified these activities and followed the guidance in Rule 5-03 of Regulation S-X.

Statement of Stockholders' Equity, page 26

2. We note your response to prior comment 3 which discusses the nature of your stock grants during 2006. As previously requested, please revise future filings to disclose the nature of your grants, the assumptions used to value the instruments,

the period(s) in which the related expense was recorded and how your accounting complies with EITF 96-18 and SFAS 123(R).

Note 1 – Organization and Description of Business

3. We note from your response that you use the equity method to account for your 12% interest in AGES. Your response further states that you use the equity method because you no longer have financial and decision making control over AGES. Please note that paragraph 17 of APB 18 contemplates the "ability to exercise significant influence over operating and financial policies." As previously requested, tell us how you determined that accounting for your investment in AGES under the equity method of accounting was appropriate. Your response should specifically address your ability to exercise significant influence or lack thereof as contemplated in paragraph 17 of APB 18 and FIN 35.

4. We note your response to prior comment 4 which does not appear to address how you are accounting for your investment in First American Scientific Brazil Ltda. As previously requested, please tell us how you are accounting for this investment and how your accounting complies with APB 18, FIN 35 and FIN 46R.

Note 4 – Technology Rights and Patents, page 37

5. We note your response to prior comment 6 and are still unclear on how you determined that an impairment charge was not necessary at June 30, 2006. Your April 20, 2007 response provided your June 30, 2006 impairment analysis but did not provide an explanation on how your analysis was in accordance with paragraphs 16 – 21 of SFSA 144 or how your analysis supported your determination that an impairment charge was not necessary. As previously requested, please provide us with a comprehensive analysis of how you determined an impairment charge was not necessary and how your analysis is in accordance with SFSA 144.

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    You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Melissa Rocha at (202) 551-3854 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief